Exhibit 99.5

We’re thrilled to announce Poseida entered into a definitive agreement to be acquired by Roche Holdings, Inc. At the closing of the proposed transaction, Poseida and its employees will join the Roche Group and advance our innovative pipeline of non-viral, Tscm-rich CAR-T therapies and genetic medicines as part of Roche’s Pharmaceuticals Division.

Details here: https://lnkd.in/gvbwFU7r

#CapacitytoCure #celltherapy #CART #geneticmedicines